EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Three Months Ended March 31, 2017
Earnings:
Income before equity in income of unconsolidated entities and income taxes	$18,165
Gain on sales of real estate	4,238
Fixed charges (from below)	20,697
Amortization of capitalized interest	645
Distributed income of equity investees	379
Subtract:
Capitalized interest (from below)	(1,531)
Preferred distributions of other consolidated entities	(4)
Total earnings	$42,589

Fixed charges:
Interest expense	$18,994
Capitalized interest (internal and external)	1,531
Interest included in rental expense	168
Preferred distributions of other consolidated entities	4
Total fixed charges	$20,697

Ratio of earnings to fixed charges	2.06

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.